Exhibit 4.17

Agreement on Share Transfer of

Guangzhou Taiyue Communications Cable Co. Ltd.

This Agreement (hereinafter referred to as the “Agreement”) is made on the 3rd day of November 2011 in Guangzhou City of the People’s Republic of China (hereinafter referred to as the “PRC”) between:

Fan Dun Xian (范敦现), a citizen of the PRC whose identity card number is 352624196903184633 and address is No.11 Village Government Road, Nong Ji Station, Xi Kou Village, Shang Hang Town, Fujian Province (中国福建省上杭县溪口乡农技站乡政府路11号) (Postal Code: 364217).

Wen Chun Xiu (温春秀), a citizen of the PRC whose identity card number is 352624197705234649 and address is No.3 Shi Keng Zheng Tong Xi, Spring Village, Cong Hua City, Guangdong Province (中国广东省从化市温泉镇石坑政通西3号) (Postal Code: 510978).

True Excel Holdings Limited, a limited company incorporated and subsisting under the laws of the Hong Kong Special Administrative Region of the PRC, with an address at Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, whose authorized representative is Kwong Wai Sun (邝伟信), a resident of Hong Kong of the PRC (Position: Director).

Guangzhou Taiyue Communications Cable Co. Ltd., a limited company established and subsisting under the laws of the PRC, with an address at 3rd Floor, No.38 Hu Zhen Qing Street, Bang Hu Town, Bai Yun District, Guangzhou City (广州市白云区蚌湖镇湖镇清大街38号三楼), whose authorized representative is Fan Dun Xian.

The above parties shall hereinafter be referred to as the “Parties” and individually a “Party”.

Definition

Unless the context otherwise requires, the following words have the following meanings:

Taiyue Cable	means Guangzhou Taiyue Communications Cable Co. Ltd.

True Excel Holdings	means True Excel Holdings Limited, a limited company established under the laws of the Hong Kong Special Administrative Region of the PRC

Transferors	mean Fan Dun Xian and Wen Chun Xiu

Transferee	means True Excel Holdings

Existing Shareholders	mean Fan Dun Xian and Wen Chun Xiu

Senior Management	means, as at the date of signing the Agreement, 12 employees including Zhang Tian Sheng, Fan Dun Xian, Wen Chun Xiu, Yang Bao Shan, Cao Ze Ming, Wen Yu Feng, Liu Yan Hong, Wang Liang Zheng, Liu Tao, Gao Xiang, Yang Zhi Guo and Huang Jian Hua.

Close Relative	means any person cohabiting as a spouse, parent, child, brother, sister, grandparent, grandchild

PRC	means the People’s Republic of China, which for the purposes of this Agreement excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

PRC Laws	mean the regulatory documents currently in force, including the laws, administrative regulations and statutes of the People’s Republic of China

Share Transfer	means the transfer of share interests held by Fan Dun Xian and Wen Chun Xiu, respectively, in Taiyue Cable to True Excel Holdings in accordance with Clause 1 of the Agreement

Transfer Price	means the consideration received by Fan Dun Xian and Wen Chun Xiu in relation to the transfer of their share interests in Taiyue Cable to True Excel Holdings in accordance with Clause 3.1 of the Agreement

Transitional Period	means the period from the Valuation Base Date (31 August 2011) to the date upon which the procedures for changing the registrations with the competent industry and commerce authority in relation to Share Transfer are completed in accordance with relevant regulations

RMB	means Renminbi

Whereas

1.	Taiyue Cable is established and legally subsists as a company with limited liabilities under the PRC Laws. Its registered capital is RMB10 million for which Fan Dun Xian has contributed RMB6 million, representing 60% thereof, and Wen Chun Xiu has contributed RMB4 million, representing 40%. Taiyue Cable is currently engaged in the manufacture and sale of copper cable for applications that include communication and personal computing; development of electronic products; import and export of goods and technology know-how.

2.	True Excel Holdings intends to accept all share interests of the Existing Shareholders to be transferred to it so as to invest in Taiyue Cable. Upon completion of the investment, Taiyue Cable will be transformed into a wholly foreign-owned enterprise.

Under the aforesaid, and pursuant to relevant laws, administrative regulations and regulatory documents such as the Contract Law of the People’s Republic of China and the Regulations on Foreign Investors’ Acquisition of Domestic Enterprises by way of Merger, all Parties reach an agreement on such matters as True Excel Holdings’ acceptance of transfer of share interests in Taiyue Cable held by Fan Dun Xian and Wen Chun Xiu of through amicable negotiation on the principles of voluntariness, fairness and integrity, and thus enter into this Agreement with details as follows:

1. Share Transfer

1.1	This Share Transfer means: Fan Dun Xian will transfer 60% of share interests (representing a capital contribution of RMB6 million, including undistributed benefit) held by him in Taiyue Cable to True Excel Holdings, and Wen Chun Xiu will transfer 40% of share interests (representing a capital contribution of RMB4 million, including undistributed benefit) held by her in Taiyue Cable to True Excel Holdings. The shares transferred accounts for 100% of the current registered capital of Taiyue Cable. Upon completion of Share Transfer, Taiyue Cable will be transformed into a wholly foreign-owned enterprise.

1.2	Fan Dun Xian has fully paid the capital contribution in respect of his share interests to be transferred, and Wen Chun Xiu has fully paid the capital contribution in respect of her share interests to be transferred.

1.3	The share interests for proposed transfer are not under any security of whatsoever nature, including but not limited to any pledge created thereon or any restriction or obligation affecting the Share Transfer or the exercise of shareholders’ rights of such share interests. No compulsory measures (including seizure and freezing) have been imposed by any competent authority upon the share interests for proposed transfer.

2. Taiyue Cable

2.1	Taiyue Cable is a PRC enterprise legally subsisting and qualified as an independent legal person.

2.2	Taiyue Cable owns the legal approvals or permits for conducting its existing operations and businesses, and such approvals or permits are all within the terms of validity.

3. Transfer Price and Payment

3.1	Transfer Price

All Parties agree that the Transfer Price of share interests hereunder shall be RMB10 million by reference to the net asset value of Taiyue Cable of RMB10,807,239.95 stated in the asset valuation report published after the valuation on all assets of Taiyue Cable conducted by Guangdong Jing Hua Asset Appraisal and Real Estate Land Appraisal Co., Ltd (广东京华资产评估房地产土地估价有限公司) on 31 August 2011 (being the Valuation Base Date). Of which, the price for Fan Dun Xian to transfer his share interests shall be RMB 6 million and the price for Wen Chun Xiu to transfer her share interests shall be RMB4 million.

3.2	Currency of Denomination

The aforementioned Transfer Price shall be denominated in RMB. If the Transfer Price is paid in the United States dollar, the exchange rate shall be the rate of Renminbi against United States dollar as announced by the People’s Bank of China on the date upon which True Excel Holdings has settled the Transfer Price, and the equivalent amounts in the United States dollar payable by True Excel Holdings to Fan Dun Xian and Wen Chun Xiu shall be so determined.

3.3	Payment Method of Transfer Price

True Excel Holdings adopts a one-off payment method that it will remit the Transfer Price to the bank account designated by the Transferors within 3 months from the date upon which the conditions set out in Clause 3.4 hereof have been fully satisfied and Taiyue Cable has obtained the business license of a wholly foreign-owned enterprise.

3.4	In addition to other conditions provided in the Agreement, True Excel Holdings’ obligation of payment for Transfer Price of the share interests stipulated in Clause 3.3 hereof is conditional upon the occurrence of the following or the following waived by True Excel Holdings as at the payment date:

3.4.1	the Share Transfer made hereunder, the Agreement signed by the Parties, the articles of association of the wholly foreign-owned enterprise, and other relevant legal documents have received the approvals from the relevant commerce departments, and obtained the replies of approval and approval certificates;

3.4.2	pursuant to the replies of approval and approval certificates, Taiyue Cable shall be transformed into a wholly foreign-owned enterprise of True Excel Holdings upon the Share Transfer, and its scope of business shall remain the same as the scope of main business currently being conducted by Taiyue Cable, except the business forbidden to be operated by a wholly foreign-owned enterprise under the laws and regulations of the State;

3.4.3	the accounting firm engaged by the Transferee has completed the financial investigation into the company, and confirmed that there is no material problem with and risk in the company’s assets, taxes and liabilities, and the results are accepted by the Transferee;

3.4.4	the law firm engaged by the Transferee has completed the legal investigation into the company and published a legal investigation report, the results are accepted by the Transferee;

3.4.5	the financial position and operating condition of Taiyue Cable do not have any material adverse changes;

3.4.6	Taiyue Cable does not have any substantive liabilities and contingent debts (including but not limited to any securities, guarantees, liens, pledges or third party interests), and does not encounter any litigations or administrative penalties, which have not been disclosed to True Excel Holdings in writing;

3.4.7	Taiyue Cable does not have any default in tax payment not yet disclosed to True Excel Holdings in writing; and in case any default in tax payment for special reason, Taiyue Cable has made feasible arrangements with the competent tax authority for settlement, and such arrangements have been accepted by True Excel Holdings;

3.4.8	Taiyue Cable has re-entered into the employment contracts and non-disclosure agreements (including non-competition clause) with its Senior Management for a term of 3 years according to the laws, which are accepted by True Excel Holdings;

3.4.9	the Transferors does not violate their representations, warranties and undertakings made herein.

4. Settlement of Share Transfer

4.1	Each Party shall make use of their own advantages to perform or assist in performing the obligations in respect of making applications to any approval authorities, and shall use their best endeavors to cooperate and deal with the demands and inquiries reasonably raised by any approval authorities, so as to obtain the approval from such approval authorities in connection with the Agreement and the transaction of Share Transfer hereunder.

4.2	Within ten working days after all Parties have obtained approval documents and approval certificates issued by the approval authorities in respect of the transaction of Share Transfer hereunder, the Transferors shall procure Taiyue Cable to process the registration procedures for change of shareholdings in the registration authority, and True Excel Holdings shall provide any necessary assistance and support. The date upon which the registration authority has completed the registration procedures for change of shareholdings of Taiyue Cable and issued a new business license to the enterprise shall be treated as the completion date for the settlement of transferred share interests.

5. Representations and Warranties of Transferors

The Transferors severally and jointly make the following representations, undertakings and warranties to True Excel Holdings:

5.1	The Transferors have fully paid the capital contribution for the registered capital of Taiyue Cable, have undergone the capital verification and have received the capital verification report, and there exist no false capital contribution or surreptitious withdrawal of the contributed capital;

5.2	As at the date upon which True Excel Holdings pays the amount for the Share Transfer, the Transferors shall have the legitimate, valid and complete right to dispose of the transferred share interests hereunder. The share interests held by the Transferors in Taiyue Cable are free from any pledge or guarantee or third party interest in whatever form;

5.3	As at the date upon which True Excel Holdings pays the amounts for the Share Transfe, Taiyue Cable is established and validly subsists as an enterprise legal person under the PRC Laws, lawfully obtains and effectively owns all the authorizations, approvals and permits required for its business operation (including production and sale), and is entitled to signing and performing all types of contracts relating to its business operation. The Share Transfer hereunder shall not result in the occurrence of such events as the invalidation or cancellation of any contract/agreement entered into between Taiyue Cable and any third party, nor will it result in Taiyue Cable’s violation of any contract/agreement entered into with a third party or its liability for any relevant default or compensation;

5.4	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer, all the liabilities and contingent liabilities of Taiyue Cable (including but not limited to any security, guarantee, lien, pledge or third party interest) have been truthfully and fully disclosed to True Excel Holdings. Based on October 2011’s financial statements (the attachment), if there exist any liability and contingent liability that have not been disclosed to True Excel Holdings in writing, the Transferors shall assume the joint repayment liability. If, after the Share Transfer, Taiyue Cable makes such repayment for its predecessor first, the Transferors shall ensure that the then Taiyue Cable after the Share Transfer or True Excel Holdings will be indemnified immediately;

5.5	As at the date of signing the Agreement, Taiyue Cable is not involved in any litigation, arbitration or dispute that has not been disclosed to True Excel Holdings in writing. Besides, Taiyue Cable or its Senior Management is not subject to any criminal liability or accusation or involved in other potential significant dispute which has not been disclosed to True Excel Holdings in writing;

5.6	As at the date of signing the Agreement, there exist no official notice given or penalty imposed by the relevant administrative authority to or on Taiyue Cable due to Taiyue Cable’s failure to make written disclosure to True Excel Holdings about the violation of the laws and regulations in relation to taxation, industry and commerce, customs, foreign exchange, environmental protection, labour protection and. If the violation of such laws and regulations has not been disclosed so that Taiyue Cable after the Share Transfer pays any overdue fine, indemnity or penalty or suffers from any economic loss therefor, the Transferors shall ensure that Taiyue Cable or True Excel Holdings is indemnified immediately, unless otherwise stipulated in the Agreement.

5.7	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer, no outstanding or unsettled tax payable has not been disclosed by Taiyue Cable to True Excel Holdings in writing. If Taiyue Cable has any outstanding or unsettled tax payable which results in any penalty, the liability for such penalty shall be borne by the Transferors.

5.8	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer, all of Taiyue Cable’s documents and materials provided to True Excel Holdings, including but not limited to the documents relating to Taiyue Cable’s business license, business qualification, business status, Senior Management and employees, financial position and asset status are truly valid. All the representations are true and contain no omission and all duplicate copies are the same as the originals;

5.9	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer, all the intellectual property rights enjoyed by Taiyue Cable are not subject to any restriction on or risk to the rights, such as pledge and transfer, which are not disclosed to True Excel Holdings in writing;

5.10	During the period from the signing of this Agreement to the completion date of the Share Transfer, Taiyue Cable will not engage in the following activities without the written consent of True Excel Holdings:

5.10.1	sign any contract for repayment of any single borrowing and loan amounting to RMB500,000 or any accumulative borrowings and loans amounting to more than RMB500,000 in total;

5.10.2	make any single or, during the Transitional Period, accumulative asset acquisition(s) (excluding the procurement of requisite production equipment) or foreign investment(s) amounting to more than RMB500,000;

5.10.3	carry out any activity which may result in any material adverse change in its financial position;

5.10.4	alter any provision of its articles of association or any constitutional documents;

5.10.5	sell or transfer any important part of its assets (including intellectual property);

5.10.6	declare and pay in any way any dividend to any shareholders and to any persons other than the shareholders.

5.11	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer, Taiyue Cable shall legally have the ownership of assets contained in the balance sheet and list of fixed assets, equipment list or other lists prepared based on the audit and valuation conducted on the Base Date, and obtain and validly hold all ownership certificates relating to such assets;

5.12	During the period from the execution of the Agreement to the completion date of settlement of Share Transfer, Taiyue Cable shall be duly operated in accordance with the generally commercial practices and principles;

5.13	Apart from Taiyue Cable, the Transferors and their close relative do not involve in the investment in any entity which has the same or similar business as Taiyue Cable. Also, within 5 years from the execution of the Agreement, the Transferors and their close relative shall not participate, whether directly or indirectly, in the investment in any other entity which has the same or similar business as Taiyue Cable

5.14	Upon signing of this Agreement, if penalty is imposed by the relevant administrative authority to or on Taiyue Cable due to Taiyue Cable’s failure to pay for employees’ social security insurance and pension scheme contribution for the period up to the date of completion of Share Transfer, the Transferors shall assume all the liabilities. If Taiyue Cable has any such liabilities which results in any loss in True Excel Holdings or Taiyue Cable, the Transferors shall bear the compensation liability.

6. Representations and Warranties of True Excel Holdings

6.1	All the supporting documents and information provided to the Transferors for the purpose of entering into the Agreement are true and complete.

6.2	All the approval procedures required for entering into the Agreement (including but not limited to authorizations, approval and internal decision-making of the company) have been legally and validly completed.

7. Liabilities for Tax and Professional Fees

7.1	Each Party agrees that each of the related parties shall be liable for its own tax obligation incurred in the course of Share Transfer hereunder.

7.2	Each Party agrees that the investors shall be liable for the professional fees (mainly attorney fee and financial due diligence fee) incurred in the course of the Share Transfer hereunder. However, if this transaction cannot be completed due to the Transferors or Taiyue Cable (including but not limited to unilaterally termination or cancellation of this transaction by the company), the Transferors or Taiyue Cable shall compensate the Transferee the professional fees paid for this transaction (mainly attorney fee and financial due diligence fee).

8. Liability for Default

8.1	Upon signing the Agreement, should there be any termination of agreement without reason by any Party, the Party shall pay a default penalty (equal to 15% of Transfer Price contained herein), on a one-off basis, to the non-defaulting Parties. Where the Party causes any loss to the non-defaulting party, it shall bear the compensation liability.

8.2	Any Party violating the Agreement shall be liable for all compensation liabilities in connection with the losses arising from the Party’s default of the Agreement.

8.3	The liability for default to be borne by any Party due to the Party’s violation of the provisions of the Agreement shall not be discharged by virtue of the withdrawal of the Agreement.

8.4	If the conditions for payment for Share Transfer (which are set out in Clause 3.4) cannot be fulfilled, True Excel Holdings’ non-payment therefore shall not constitute a default.

9. Amendment, Withdrawal and Termination of the Agreement

9.1	Where all Parties unanimously consent, they may amend or withdraw the Agreement.

9.2	Any Party may withdraw the Agreement in any of the following events:

9.2.1	where the objectives of the Agreement cannot be realized due to force majeure or by any reason for which all Parties should not be claimed, any Party may withdraw the Agreement;

9.2.2	where any Party loses its actual ability to perform the Agreement, the other Party may withdraw the Agreement;

9.2.3	where any material default made by any Party causes the objectives of the Agreement unachievable, the other Party may withdraw the Agreement;

9.2.4	where any Party materially breaches the Party’s representations and warranties contained in Clause 5 and Clause 6 hereof, the other Party may withdraw the Agreement.

9.3	Where the Transferors seriously breach any of the representations and warranties stated in Clause 5 hereof, and such breach cannot be corrected within 10 days of True Excel Holdings’ issuance of reminder, True Excel Holdings shall have the right to terminate the Agreement, and shall not be liable for any compensation for any loss (if any) on Taiyue Cable or the Transferors due to the termination of the Agreement.

10.	Applicable Laws and Settlement of Disputes

10.1	The execution, validity, interpretation and performance of the Agreement and the settlement of dispute shall be governed by the PRC Laws.

10.2	All disputes arising out of the performance of the Agreement or relating to the Agreement shall be settled by all Parties through negotiation. If no solution can be reached, any of the Parties may submit the dispute to the China International Economic and Trade Arbitration Commission pursuant to the provisions hereof for arbitration, which shall be conducted in Beijing City of the PRC according to the then prevailing arbitration procedures and rules of the Commission. The award of the arbitrators shall be final and legally binding on all Parties.

10.3	During the arbitration, in addition to the dispute submitted for arbitration, all Parties shall continue to perform other obligations stipulated herein.

11. Validity of the Agreement

The Agreement shall be made upon signing by the Parties hereto on the day and year first above written, and shall be effective upon obtaining the approval from competent commerce department.

12. Miscellaneous

12.1	Any amendment or supplement to the contents of the Agreement by the Parties shall be made in writing, which shall be treated as an appendix to the Agreement. Any appendix to the Agreement and the Agreement shall have the same legal effect.

12.2	Pursuant to the PRC Laws, any provision hereof being judged by an arbitration institution to be invalid shall not affect the validity of other provisions of this Agreement.

12.3	The profit and loss of Taiyue Cable in the Transitional Period shall be attributable to True Excel Holdings.

12.4	Any Party’s failure or delay in exercising and/or enjoying the right and/or benefit under the Agreement shall not been deemed as a waiver thereof, nor shall any partial exercise of such right and/or benefit preclude the exercise of the same in future.

12.5	The rights or remedies conferred to the Parties by the Agreement are cumulative, and are neither exclusive of other rights and remedies entitled by the Parties under the PRC Laws, nor exclusive of any other rights and remedies conferred by the PRC Laws or other documents with legal effect to be promulgated after the effective date of the Agreement.

12.6	This Agreement is executed in octuplicate. Each Party shall keep one and the remainders will be used for filing purpose.

(The remainder of this page is intentionally left blank)

[This page has no text and is a signature page of the Agreement on Share Transfer of Guangzhou Taiyue Communications Cable Co. Ltd.]

Signed by:

Fan Dun Xian: /s/ Fan Dun Xian	Wen Chun Xiu: /s/ Wen Chun Xiu

True Excel Holdings Limited (Chop)

Authorized Representative (Signature): /s/ Kwong Wai Sun Wilson

Guangzhou Taiyue Communications Cable Co. Ltd. (Chop)

Statutory Representative or Authorized Representative (Signature): /s/ Fan Dun Xian